SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11th, 2003

Commission File No. 1-14734

This Report on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (Registration No. 333-100334) filed by Groupe Danone under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Groupe Danone under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under the cover of Form 6-K a press release dated April 10, 2003 announcing its 2003 First Quarter Sales.

PRESS RELEASE

April 10th, 2003

Q1 2003 Sales

Like for like sales growth:  +7.8%

At constant scope of consolidation and exchange rates, Groupe DANONE sales increased by +7.8%.

Changes in exchange rates had a negative impact of -9.1% while the scope of consolidation negatively impacted sales by -8.7% due to the disposal of Galbani in April 2002.

In the first quarter of 2003, Group reported consolidated sales of EUR 3,226 million compared to EUR 3,583 million in the first three months of 2002, representing a decrease of -10% on an historical basis.

Sales by business line and geographical area were as follows:

(€ millions)	1st Quarter Sales
	2002	2003
BY BUSINESS LINE
Fresh Dairy Products	1,766	1,526
Beverages	946	882
Biscuits & Cereal Products	779	738
Other Food Business	92	80

BY GEOGRAPHICAL AREA
Europe	2,298	2,142
Asia	553	524
Rest of World	732	560

TOTAL GROUP	3,583	3,226

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

NB: As from 2003, Groupe DANONE geographical segment reporting will be as follows:

—	Europe (comprising Western Europe and Eastern and Central Europe)
—	Asia (comprising New Zealand and Australia)
—	Rest of World (comprising Americas, Africa and Middle East)

The +7.8% sales growth is derived from volume for +5% and from value for +2.8%.

Organic sales growth by business line and geographical area was as follows:

1st Quarter Sales
BY BUSINESS LINE
Fresh Dairy Products	+9.4%
Beverages	+11.4%
Biscuits & Cereal Snacks	+1.5%
Other Food Business	+0.8%

BY GEOGRAPHICAL AREA
Europe	+5.4%
Asia	+17.2%
Rest of World	+8.8%

TOTAL GROUP	+7.8%

The 1st quarter performance, achieved in a less positive international environment, reflects the strength of the Group’s profitable growth model and allows Danone to confirm its 2003 targets: an organic sales growth between +5% and +7% and an increase of the operating margin between +20bp and 40bp.

Agenda :

➢	April 11, 2003: Shareholders’ Annual General Meeting of Groupe DANONE
➢	July 23, 2003: Announcement of half year sales and preliminary half year results

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s growth and margin targets for 2003. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2003.

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 11, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

4